SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 2)

OFS Capital Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
67103B100
(CUSIP Number)
Tod K. Reichert
c/o OFS Capital Corporation
10 S. Wacker Drive
Chicago, IL 60606
Telephone: (847) 734 - 2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 9, 2023
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Orchard First Source Asset Management Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,946,474
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,946,474
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,946,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.00%
14.	Type of Reporting Person (see instructions) OO

1.	Names of Reporting Persons Richard S. Ressler
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 12,073
	8.	Shared Voting Power 2,946,474
	9.	Sole Dispositive Power 12,073
	10.	Shared Dispositive Power 2,946,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,958,547
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.09%
14.	Type of Reporting Person (see instructions) IN

1.	Names of Reporting Persons The OI3 2019 Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,946,474
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,946,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,946,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.00%
14.	Type of Reporting Person (see instructions) OO

1.	Names of Reporting Persons Orchard Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,946,474
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,946,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,946,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.00%
14.	Type of Reporting Person (see instructions) CO

1.	Names of Reporting Persons Orchard Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,946,474
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,946,474
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,946,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.00%
14.	Type of Reporting Person (see instructions) OO

Explanatory Note
This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the initial statement on Schedule 13D (the “Initial Statement”) filed on January 13, 2020, as amended by Amendment No. 1 to the Initial Statement, dated September 27, 2021 (“Amendment No. 1”, together with the Initial Statement, the “Statement”) relates to the common stock, par value $0.01 per share (collectively, the “Common Shares”) of OFS Capital Corporation, a Delaware corporation (the “Issuer”), and is filed by Orchard First Source Asset Management Holdings, LLC, a Delaware limited liability company (“OFSAM Holdings”), Mr. Richard S. Ressler (“Mr. Ressler”), the Trust, OCC and OI (collectively, the “Reporting Persons”). Except as otherwise described herein, the information contained in the Statement remains in effect. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Statement.
In connection with certain internal transfers, Orchard First Source Asset Management, LLC, a Delaware limited liability company (“OFSAM”) transferred all of the Common Shares held by it to OFSAM Holdings for no consideration (the “Transfer”). Following the Transfer, OFSAM Holdings owns 2,946,474 Common Shares.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated as follows:
This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of the Reporting Persons. The address of the principal office of each Reporting Person is 4700 Wilshire Boulevard, Los Angeles, California 90010, except that the address of the principal office of OFSAM Holdings is 10 S. Wacker Drive, Chicago, Illinois 60606.
Mr. Ressler is the founder and President of OCC, a firm through which Mr. Ressler oversees companies in which OCC or its affiliates invest. Through his affiliation with OCC, Mr. Ressler serves in various senior capacities with, among others, CIM Group, L.P. (together with its controlled affiliates, “CIM”), a community-focused real estate and infrastructure owner, operator, lender and developer, OFSAM Holdings, a holding company of Orchard First Source Capital, Inc. and OFS Capital Management, LLC, a registered investment adviser focusing primarily on investments in middle market and broadly syndicated US loans, debt and equity positions in collateralized loan obligations and other structured credit investments and OFS CLO Management, LLC and OFS CLO Management II, LLC, registered investment advisers focusing primarily on investments in broadly syndicated US loans, and OCV Management, LLC (“OCV”), an investor, owner and operator of technology companies. Mr. Ressler also serves as a board member for various public and private companies in which OCC or its affiliates invest. Mr. Ressler served as Chief Executive Officer of Ziff Davis, Inc. (Nasdaq: ZD) (f/k/a j2 Global, Inc.) from 1997 to 2000 and served as its non-executive Chairman from 1997 until May 2022. Mr. Ressler has served as Chairman of the Board of Directors of Creative Media & Community Trust Corporation (Nasdaq: CMCT), a real estate investment trust that seeks to own, operate and develop premier multifamily and creative office assets in vibrant and emerging communities throughout the United States, since March 2014. In addition, since February 2018, he has served as the Chief Executive Officer and President and as a director of CIM Real Estate Finance Trust, Inc. (“CMFT”), a non-listed REIT operated by an affiliate of CIM that invests in net lease core real estate assets as well as real estate loans and other credit investments, and has served as the Chairman of its board of directors since August 2018. Mr. Ressler served as the Chief Executive Officer, President and a director of CIM Income NAV, Inc. (“CIM Income NAV”) from February 2018 to December 2021 and as the Chairman of the board of directors of CIM Income NAV and a member of the nominating and corporate governance committee from August 2018 to December 2021 until CIM Income NAV’s merger with and into CMFT in December 2021. Mr. Ressler served as the Chief Executive Officer and President and as a director of Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) from February 2018 and as the chairman of its board of directors from August 2018 until CCIT III’s merger with and into CMFT in December 2020. Mr. Ressler also served as a director of Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”) from January 2019 until CCIT II’s merger with Griffin Realty Trust, Inc. (formerly known as Griffin Capital Essential Asset REIT, Inc.) in March 2021 and as a director of Cole Credit Property Trust V from January 2019 until October 2019. Mr. Ressler co-founded CIM in 1994 and serves as the executive chairman of CIM and as an officer of various affiliates of CIM. Mr. Ressler co-founded the predecessor of OFSAM Holdings in 2001 and chairs its executive committee. Mr. Ressler co-founded OCV in 2016 and chairs its executive committee.
The Trust was established by Mr. Ressler for the benefit of Mr. Ressler’s family members; Mr. Ressler serves as the investment trustee of the Trust, with sole investment authority.
OI is a Delaware limited liability company, an owner of which is the Trust. OCC is the manager of OI and has sole investment authority with respect to assets held by OI.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby supplemented by adding the following immediately after the last paragraph thereof:

There was no consideration associated with the Transfer.

Item 5.	Interest in Securities of the Issuer

(a) OFSAM Holdings directly owns 2,946,474 Common Shares (approximately 22.00% of the Common Shares outstanding).
OI has shared voting and disposition control over 2,946,474 Common Shares, or approximately 22.00% of the Common Shares outstanding, by virtue of its shared control of OFSAM Holdings.
Mr. Ressler directly owns 12,073 shares and has sole voting and disposition over such shares. Mr. Ressler may be deemed to beneficially own 2,958,547 Common Shares, or approximately 22.09% of the outstanding Common Shares, held by OI by virtue of being the investment trustee of the Trust and the control person of OCC, which are an owner and the manager of OI, respectively.
The Trust may be deemed to beneficially own 2,946,474 Common Shares, or approximately 22.00% of the outstanding Common Shares, by virtue of its ownership interests in OI.
OCC may be deemed to beneficially own 2,946,474 Common Shares, or approximately 22.00% of the outstanding Common Shares, held by OI by virtue of being the manager of OI.
(b) OFSAM Holdings has the sole power to vote and dispose of 2,946,474 Common Shares. OI, Mr. Ressler, the Trust and OCC have shared power to vote and dispose of 2,946,474 Common Shares. Mr. Ressler has the sole power to vote and dispose of 12,073 Common Shares.
(c) On January 9, 2023, OFSAM transferred the direct interests in the Common Shares covered by this Statement to OFSAM Holdings. Except as set forth herein, the Reporting Persons have not effected any transactions in the Common Shares in the past sixty (60) days.
(d) The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement, dated January 9, 2023, by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 10, 2023

ORCHARD FIRST SOURCE ASSET MANAGEMENT HOLDINGS, LLC, a Delaware limited liability company

By: Orchard First Source Capital, Inc., its Manager

By:	/s/ Tod K. Reichert
Name:	Tod K. Reichert
Title:	Managing Director

ORCHARD CAPITAL CORPORATION, a California corporation

By:	/s/ Richard S. Ressler
Name:	Richard S. Ressler
Title:	President

THE OI3 2019 TRUST

By:	/s/ Richard S. Ressler
Name:	Richard S. Ressler
Title:	Investment Trustee

ORCHARD INVESTMENTS, LLC, a Delaware limited liability company

By: Orchard Capital Corporation, its Manager

By:	/s/ Richard S. Ressler
Name:	Richard S. Ressler
Title:	President

/s/ Richard S. Ressler
Richard S. Ressler, Individually
[Signature Page to SEC Schedule 13D for OFS Capital Corporation]